Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended
	April 29, 2012	April 27, 2011	April 28, 2010	April 29, 2009	April 30, 2008
	(52 1/2 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)
	(In thousands)
Fixed Charges:
Interest expense*	$297,880	$279,482	$308,846	$347,756	$372,002
Capitalized interest	480	1,897	2,716	—	—
Interest component of rental expense	46,617	33,056	34,506	32,655	30,691
Total fixed charges	$344,977	$314,435	$346,068	$380,411	$402,693

Earnings:
Income from continuing operations before income or loss from equity investees and income taxes	$1,183,443	$1,374,169	$1,290,454	$1,319,883	$1,230,763
Add: Interest expense*	297,880	279,482	308,846	347,756	372,002
Add: Interest component of rental expense	46,617	33,056	34,506	32,655	30,691
Add: Amortization of capitalized interest	783	754	367	633	1,408
Earnings as adjusted	$1,528,723	$1,687,461	$1,634,173	$1,700,927	$1,634,864

Ratio of earnings to fixed charges	4.43	5.37	4.72	4.47	4.06

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.